STEWARD REALTY TRUST, INC.

FINANCIAL STATEMENTS

December 31, 2018

Together with

Independent Auditors’ Report

Certified Public Accountants. Registered Firm - Public Company Accounting Oversight Board

Steward Realty Trust, Inc.
Index to Financial Statements

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

June 10, 2019

The Board of Directors and Shareholders

Steward Realty Trust, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Steward Realty Trust, Inc. (the “Company”) which comprise the statements of financial condition as of December 31, 2018 and 2017, and the related statements of operations, shareholder’s equity, and cash flows for the year ended December 31, 2018, and for the period from March 7, 2017 (“Inception”) to December 31, 2017, and the related notes to the financial statements.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steward Realty Trust, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018, and the period from Inception to December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

STEWARD REALTY TRUST, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2018	2017
ASSETS

Cash and cash equivalents	$4,399	$41,503
Deferred offering costs	185,847	89,664

Loans held for investment	232,668	157,686
Allowance for loan losses	(6,987)	(4,731)
Loans held for investment, net	225,681	152,955

Total assets	$415,927	$284,122

LIABILITIES AND SHAREHOLDER’S EQUITY

Accounts payable	$10,934	$-
Accrued expenses	-	-
Accrued loan servicing costs to related parties	50	69
Total liabilities	10,984	69

Shareholder’s Equity:
Common stock, par value of $0.01; 10,000,000 shares authorized; 0 and 900,000 shares outstanding as of December 31, 2018 and December 31, 2017, respectively	-	9,000
Class A common stock, par value of $0.01; 100,000,000 shares authorized; 0 shares outstanding as of December 31, 2018 and December 31, 2017	-	-
Class B common stock, par value of $0.01, 15,000,000 shares authorized; 45,023 and 0 shares outstanding as of December 31, 2018 and December 31, 2017, respectively	450	-
Preferred stock, par value of $0.01, 5,000,0000 shares authorized; 0 shares outstanding as of December 31, 2018 and December 31, 2017	-	-
Additional paid-in capital	449,782	291,763
Accumulated deficit	(45,289)	(16,710)
Total shareholder’s equity	404,943	284,053

Total liabilities and shareholder’s equity	$415,927	$284,122

See accompanying notes to the financial statements

STEWARD REALTY TRUST, INC.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018 AND INCEPTION THROUGH DECEMBER 31, 2017

	2018	2017
Interest income	$18,322	$5,814
Provision for loan losses	(2,256)	(4,731)
Interest income, net of provision for loan losses	16,066	1,083

Expenses:
Loan servicing costs	1,898	594
General and administrative expenses	42,747	17,199

Net loss	$(28,579)	$(16,710)

Loss per share	$(0.08)	$(.01)

Weighted average shares outstanding	376,823	900,000

See accompanying notes to the financial statements

STEWARD REALTY TRUST, INC.

STATEMENTS OF SHAREHOLDER’S EQUITY

	Common Stock		Additional Paid-in	Accumulated	Total Shareholder’s
	Units	Amount	Capital	Deficit	Equity
Balance at inception	-	$-	$-	$-	$-
Founder’s shares	900,000	9,000	-	-	9,000
Capital contributions	-	-	291,763	-	291,763
Net loss	-	-	-	(16,710)	(16,710)
Balance, December 31, 2017	900,000	$9,000	$291,763	$(16,710)	$284,053
Exchange of common stock for Class B common stock	(870,000)	(8,700)	8,700	-	-
Class B shares issued to affiliate for cash	8,900	89	88,911	-	89,000
Class B shares issued to affiliate for offering costs and expenses	6,123	61	60,408	-	60,469
Net loss	-	-	-	(28,579)	(28,579)
Balance, December 31, 2018	45,023	450	449,782	(45,289)	404,943

See accompanying notes to the financial statements

STEWARD REALTY TRUST, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AND PERIOD ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,579)	$(16,710)
Provision of loan losses	2,256	4,731
Changes in operating assets and liabilities:
Increase in accounts payable	10,934	-
Decrease in accrued loan servicing costs to related parties	(19)	69
Net cash used in operating activities	(15,408)	(11,910)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans held for investment	(74,982)	(157,686)
Net cash used in investing activities	(74,982)	(157,686)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash	-	9,000
Deferred offering costs	(96,183)	(89,664)
Issuance of Class B shares for cash	89,000	-
Issuance of Class B shares for offering costs and expenses	60,469	-
Capital contributions from shareholder	-	291,763
Net cash provided by financing activities	53,286	211,099

Increase/(decrease) in cash and cash equivalents	(37,104)	41,503
Cash and cash equivalents, at beginning of period	41,503	-
Cash and cash equivalents, end of period	$4,399	41,503

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$25	$-

See accompanying notes to the financial statements

STEWARD REALTY TRUST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018 AND PERIOD ENDED DECEMBER 31, 2017

NOTE 1 – ORGANIZATION AND BUSINESS

Steward Realty Trust, Inc. (the “Company”) was formed on March 7, 2017 (date of “Inception”) in the State of Maryland. The Company’s headquarters are located in Easton, Maryland. The Company was formed for the purpose of investing in a real estate loans and other debt instruments collateralized by first position security interests in farm real property in the U.S. and the underlying real estate collateral.

The Company intends to operate as a Real Estate Investment Trust (REIT). The Company will apply to the Internal Revenue Service (the “IRS”) to be treated as a REIT for federal income tax purposes. Although we are not currently aware of any reason why the Company would not qualify as a REIT, we can give no absolute assurance that the IRS will not successfully challenge the classification of the Company as a REIT. To qualify as a REIT, a company must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;

●	Be managed by a board of directors or trustees;

●	Have shares that are fully transferable;

●	Have a minimum of 100 shareholders after its first year as a REIT;

●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half

●	of the taxable year;

●	Invest at least 75 percent of its total assets in real estate assets and cash;

●	Derive at least 75 percent of its gross income from real estate related sources, including rents

●	from real property and interest on mortgages financing real property;

●	Derive at least 95 percent of its gross income from such real estate sources and dividends or

●	interest from any source; and

●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

We have funded our loans and operations by our sole shareholder. We will seek equity financing for working capital to fund start-up, development activities, and initial loan investments. We expect to complete an equity offering during the next six to 12 months. In the meantime, the shareholder intends to fund its operations. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned loan operations, which could harm our business, financial condition and operating results. Despite the inherent risks of any new business and raising capital, the relevant industry experience coupled with an experienced management team provide our basis for belief that the Company will be able to continue as a going concern for a period of one year from the date of the release of these financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. Fair values were assumed to approximate carrying values because of their short term in nature.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the U.S.A. and a host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise. These adverse conditions could affect the Company’s financial condition, results of its operations and cash flows.

Cash and Cash Equivalents

For purpose of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

The Company capitalizes costs incurred in connection with its offering of securities which will be applied against proceeds from the Regulation A offering we intend to file, if successful. If unsuccessful, such costs will be expensed.

Loans Held for Investment

Loans held for investment will be carried at cost, net of the allowance for loan losses. The Company advances up to 85% of the fair value of the assets. Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual. Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff. Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management’s intention, and the Company has the ability, to hold these loans to maturity.

The Company generally requires real estate as collateral on its loans. In addition, the Company requires non-recourse carve-out guarantees, which provides additional security under the loans.

Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.

Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction to the loan principal balance. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent. The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent. All loans are generally charged-off at such time the loan is classified as a loss.

Allowance for Loan Losses

In June 2016, the Financial Accounting Standards Board “FASB” issued Accounting Standards Update “ASU” 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendment is effective for annual periods beginning after December 15, 2019 and interim period within those annual periods. We have adopted this pronouncement for the reporting period.

The Company maintains an allowance for loan losses at a level deemed appropriate by management to provide for all known or inherent risks in the loan at the reporting date. Our determination of the adequacy of the allowance for loan losses will be based on an evaluation of the composition of the loan, historical loss experience, industry charge-off experience on farm loans, current economic conditions, and other relevant factors in the area in which the Company’s lending activities are based. These factors may affect the borrowers’ ability to pay and the value of the underlying collateral. The allowance is calculated by applying loss factors to loans held for investment according to loan program type and loan classification. The loss rate, at present, we use are based in data published by the USDA Farm Services Administration which have initially established at 3% of principal and interest outstanding. Additions and reductions to the allowance are reflected in current operations.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure will be recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses. The Fund will obtain an appraisal and/or market valuation on all real estate owned at the time of possession. After foreclosure, valuations will be periodically performed by management. Any subsequent fair value losses will be recorded to other real estate owned operations with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs will be expensed as incurred.

Income Taxes

The Company has been organized as a corporation under the laws of the State of Maryland. The Company will apply to the Internal Revenue Service (the “IRS”) to be treated as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. Although we are not currently aware of any reason why the Company would not qualify as a REIT, we can give no absolute assurance that the IRS will not successfully challenge the classification of the Company as a REIT. Accordingly, the Company will not be subject to federal income taxes, and the profits and losses flow directly to the shareholders of the Company.

The Company filed the 2017 tax returns as a corporation for federal and New York income tax purposes. No tax returns have been subjected to audit.

Prospective investors should recognize that many of the advantages and economic benefits of an investment in the Shares depend upon the classification of the Company as a REIT for federal income tax purposes. To remain qualified as a REIT, the Company must each year distribute to shareholders at least 90% of its REIT taxable income (excluding any net capital gains). A change in this classification would require the Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to shareholders or for internally funding growth of the Company. In addition, such a change in a Company’s tax status during the life of the Company could be treated by the IRS as a taxable event, in which case the shareholders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of the Company as a REIT is dependent on present law and regulations, which are subject to change, and on the Company’s ability to continue to satisfy a variety of criteria.

Concentration of Credit Risk

The Company may maintain its cash with a financial institution located in the United States. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption was not permitted. The updated standard was adopted beginning January 1, 2018 with no impact.

In February 2017, FASB issued ASU No. 2017-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. At present, there will be no effect that the updated standard will have on our financial statements and related disclosures since we have no leases.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. We believe that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – LOANS HELD FOR INVESTMENT

The Company has entered into agreements on June 15, 2018 and July 6, 2018 to provide funding for the acquisition of land, improvements, and certain start-up costs to Beiler’s Heritage Acres and Hope Mountain Holdings LLC. The interest rates are 8% and 9.5% respectively. For each agreement, interest accrues every 15th of each calendar month. For either the first 12 or 24 months of the loan term, interest accrues and is added to the outstanding principal balance. The principal, together with the remaining interest, is due in a lump sum on the date of maturity. The loans are secured by real property and guaranteed through a nonrecourse carve-out guaranty. As of December 31, 2018 and 2017, the company has advanced $232,688 and $157,686 respectively.

The loans are originated by Steward Lending LLC, an affiliate. Steward Lending LLC performs loan due diligence and origination services, and acts as administrative agent for investors in the loans. The Company invests in loans originated by Steward Lending LLC. Steward Servicing LLC, an affiliate, services all loans that the Company funds. A one percent (1%) annual servicing fee based upon the outstanding loan balance is paid monthly to Steward Servicing LLC from the Company.

On June 15, 2018 and July 6, 2018, the Company entered into Loan Participant Agreements with a co-investor to fund the Beiler’s Heritage Acres and Hope Mountain Holdings LLC loans respectively. The Company receives interest payments and incurs loan servicing expenses in accordance with the Company’s portion of the total amount funded. Steward Lending LLC acts as administrative agent on behalf of all of the co-lenders, including the Company. The relationship between the Company and the other investors is governed by a participation agreement defining the rights of the co-lenders. It is anticipated there will be co-lenders in many of the loans in which the Company invests, though the Company intends to be the controlling investor.

The Company’s loans outstanding at December 31, 2018 are as follows:

No	Borrower	Location	Loan Type	Interest Rate	Date	Maturity	Amount	Total Funded[1]		Company Funded[1]

1	ACRE LLC	Detroit, MI, USA	First Mortgage	10%	06/20/2017	07/15/2022	$75,000	$77,886		$77,886

2	Fisheye Farms, LLC	Detroit, MI, USA	First Mortgage	9.50%	08/23/2017	09/15/2022	$120,000	$112,705		$112,705

3	Beiler’s Heritage Acres	Kinzers, PA, USA	Bridge	8%	06/15/2018	06/15/2019	$425,000	$423,157	[2]	$18,494

4	Hope Mountain Holdings LLC	Cave Junction, OR, USA	First Mortgage	9.50%	07/12/2018	08/15/2023	$640,000	$523,069	[2]	$23,583

						Grand Total	$1,260,000	$1,136,817		$232,668

[1]	As of December 31, 2018, includes interest accrued.

[2]	The remainder was funded by a co-investor.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – SHAREHOLDERS’ EQUITY

Amendment and Restatement of Articles of Incorporation

The Company was initially authorized to issue one class of stock consisting of 10,000,000 shares of $0.01 par value common stock. On May 23, 2018, the articles of incorporation were amended and restated to authorize the Company to issue 120,000,000 shares of stock, consisting of 100,000,000 of Class A common stock, $0.01 par value per share, 15,000,000 of Class B common stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

Issuance of common stock

During the period ended December 31, 2017, we issued to our sole founder 900,000 shares of our original common stock for $9,000. Upon the Amendment and Restatement of Articles of Incorporation discussed above, these 900,000 shares of common stock issued and outstanding prior to the amendment were exchanged for 30,000 shares of Class B common stock. During the year ended December 31, 2018, the Company issued 8,900 shares of Class B stock for $89,000 for cash to its sole shareholder. In addition in 2018, the Company issued 6,123 shares of Class B Stock for $60,469 for offering costs and expenses paid by our sole founder on behalf of the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2018 and 2017, there were accrued expenses of $50 and $69, respectively, payable to a related party, Steward Servicing LLC, for servicing costs related to the outstanding notes. Steward Servicing LLC receives a 1.0% annual fee for all loans funded by Steward Realty Trust, Inc. Total servicing expenses incurred during the period ended December 31, 2017 and the year ended December 31, 2018, were $594 and $1,898, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through June 10, 2019. There have been no other events or transactions during this time that would have a material effect on the financial statements.